

07004889

SE   .IISSION

Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 52279

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING___12/31/06___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JANE STREET TRADING, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway,   Suite 2102

(No. and Street)

New York   NY   10006

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Granieri   (212) 651-6070

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,   New York,   NY   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

OATH OR AFFIRMATION

I, ___Robert A. Granieri_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jane Street Trading, LLC _____, as of

December 31_____, 20_06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Kronemer Barry Jacob
Notary Public, State of NY
No. 02KR6089598
Qualified in New York County
Commission Exp. 03-24-2007

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

JANE STREET TRADING, LLC



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Jane Street Trading, LLC

We have audited the accompanying statement of financial condition of Jane Street Trading, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on or audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Trading, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

December 31, 2006

ASSETS

Cash	$ 518,861
Due from Broker	2,989,610
Securities and Options owned, at market value	16,182,161
Due from Affiliates	63,719
Other Assets	498,788
Total Assets	**$20,253,139**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities and options sold, not yet purchased, at market value	$14,225,257
Due to Parent	187,113
Due to affiliates	89,153
Accrued expenses and other liabilities	125,677
Total liabilities	14,627,200
Member's Equity	5,625,939
Total Liabilities and Member's Equity	**$20,253,139**

1. **ORGANIZATION:** Jane Street Trading, LLC (the "Company"), a wholly owned subsidiary of Jane Street Holding, LLC (the "Parent"), is a registered broker dealer under the Securities Exchange Act of 1934, and trades for its own account on certain United States securities exchanges. The Company is a member of the American Stock Exchange, the COMEX and the Archipelago Exchange.

2. **SIGNIFICANT ACCOUNTING POLICIES:** This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

   The Company records transactions on a trade-date basis.

   Securities and options owned and securities and options sold, not yet purchased, by the Company are valued at their prevailing market prices. All resulting unrealized gains and losses are reflected in Member's equity.

   In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written (sold) and obligations arising from securities and options sold, not yet purchased (see Note 6).

   No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the Member.

3. **DUE FROM BROKER:** The clearing and depository operations for the Company's securities transactions are provided primarily by three brokers. At December 31, 2006, substantially all of the securities owned and the amounts due from these brokers reflected in the statement of financial condition are positions carried by and amounts due from these brokers. Additionally, investments in securities and options owned and securities and options sold, not yet purchased, are subject to margin requirements.

4. **RELATED PARTY TRANSACTIONS:** The Parent, Jane Street Capital, LLC ("Capital"), and Jane Street Global Trading ("Global"), both affiliates of the Company, provide administrative services and office space, and pay certain operating expenses on behalf of the Company. The Company paid back amounts that it owed the Parent and Capital throughout the course of the year. At December 31, 2006, the amounts due to Parent and affiliates amounted to $276,266. Additionally, the Company pays certain operating expenses on behalf of other affiliates. Throughout the course of the year the affiliates pay back amounts owed to the Company so that at December 31, 2006 the amount due from affiliates equaled $63,719.

5. REGULATORY REQUIREMENTS:
As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, or $579,000, which is an amount based on market-maker activity, as defined. At December 31, 2006, the Company had net capital of $1,739,648, which exceeded the requirement of $579,000 by $1,160,648.

6. DERIVATIVE FINANCIAL INSTRUMENTS:
The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options and futures contracts. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in principal transactions.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Jane Street Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Jane Street Trading, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the American Stock Exchange and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

END